Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2013 of our Auditor’s Report dated March 21, 2014 relating to the consolidated financial statements comprising the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the year ended December 31, 2013.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 21, 2014